Exhibit 99.59

Suite 500 – 2 Toronto Street Toronto, Ontario M5C 2B6 Tel: 416 214 2810 Fax: 416 214 2727 investorinfo@energyfuels.com www.energyfuels.com

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Energy Fuels Announces Closing of Acquisition of Denison’s U.S. Mining Assets and Release of Funds from Subscription Receipt Financing

Toronto, Ontario – June 29, 2012 Energy Fuels Inc. (TSX:EFR) (“Energy Fuels”) is pleased to announce the closing of its previously announced transaction whereby Energy Fuels will acquire all of the shares of the subsidiaries holding Denison Mines Corp.’s (“Denison”) U.S. mining assets and operations (the “US Mining Division”), as well as all of the inter-company debt between Denison and the US Mining Division. The transaction is being completed under a plan of arrangement (the “Arrangement”) in accordance with the Business Corporations Act (Ontario) which was previously approved by the Ontario Superior Court of Justice. All conditions of closing have now been satisfied by both parties, and a Certificate of Arrangement giving effect to the Arrangement has been issued. Under the Arrangement, the following transactions will take effect at 11:59 p.m. on June 29, 2012: (i) the US Mining Division and related inter-company debt will be transferred by Denison to Energy Fuels in exchange for a promissory note and a nominal amount of cash, (ii) Denison will complete a reorganization of its capital, including a distribution of the promissory note to its shareholders on a pro rata basis, and (iii) Energy Fuels will repay the promissory note by issuing approximately 1.106 common shares of Energy Fuels per Denison common share to the Denison shareholders, all as previously announced. Upon completion of the Arrangement, Denison shareholders will, in aggregate, hold approximately 63% of the issued and outstanding common shares of Energy Fuels.

Effective June 30, 2012, Energy Fuels has increased the size of its board to ten directors. Ron Hochstein, the President and Chief Executive Officer of Denison, and Robert Dengler, a Denison director, have been appointed as directors.

In addition, in connection with the closing of the transaction, the net proceeds of the private placement of subscription receipts completed by Energy Fuels on June 21, 2012 have been released from escrow and delivered to Energy Fuels. Energy Fuels issued 35,500,500 common shares and 17,750,250 common share purchase warrants on the conversion of the subscription receipts. Each warrant entitles the holder to purchase one additional common share of Energy Fuels at a price of $0.265 until June 21, 2015. Energy Fuels also issued 4,373,917 common shares to Dundee Securities Ltd. in part payment for services provided in connection with the Transaction.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS Certain information contained in this news release, including any information relating to the Transaction and completion of the Arrangement between Energy Fuels and Denison and any other statements regarding Energy Fuels’ or Denison’s future expectations, beliefs, goals or prospects constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels’ and Denison’s ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements including, without limitation, the risk factors described in Energy Fuels’ and Denison’s most recent annual information forms, annual and quarterly financial reports and management information circulars.

Energy Fuels assumes no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels’ filings with the various provincial securities commissions which are available online at www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of Energy Fuels relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

This news release and the information contained herein does not constitute an offer of securities for sale in the United Sates. The securities issued pursuant to the Arrangement have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.

Stephen P. Antony, President & CEO
Phone No.: (303) 974-2140
Email: s.antony@energyfuels.com